March 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Washington, D.C. 20549
Attention: Madeline Joy Mateo, Tonya K. Aldave, William Schroeder and Ben Phippen

Re:	Re: NewtekOne, Inc. Amendment No. 1 to Registration Statement on Form S-3/A Filed March 3, 2023 File No. 333-269452

Ladies and Gentlemen:

NewtekOne, Inc. (the “Company”) hereby notifies the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) of an inadvertent fling submission under an incorrect file number. On March 3, 2023, the Company filed with the Commission via EDGAR Pre-Effective Amendment No. 1 to its Form S-3 on form type S-3/A under File Number 333-237974. On March 6, 2023, the Company re-filed Pre-Effective Amendment No. 1 to Form S-3 on form type S-3/A under the correct file number, 333-269452. No securities were sold under the registration statement.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the erroneously-filed Amendment (Accession No. 0001587987-23-000060).

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 356-9500.

Very truly yours,

/s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and Chairman of the Board

cc:	Michael Schwartz, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary
Jared M. Fishman, Sullivan & Cromwell LLP